

November 10, 2014

Via E-mail

Anish Bhatnagar
Chief Executive Officer
Capnia, Inc.
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

> **Re: Capnia, Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed November 7, 2014**
> **File No. 333-196635**

Dear Mr. Bhatnagar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comments, we may have additional comments.

Summary, page 1

1.   We note your revised disclosures on pages 5 and 146 in response to prior comments 1, 3 and 4. Please revise the Summary to highlight the number of shares potentially issuable as a result of cashless exercises during the four-month and fifteen-month anniversaries. Please also revise to highlight the new 4.99% beneficial ownership limitation.

Series A Warrants and Series B Warrants Issued as Part of the Units, page 144

2.   We note your revised tabular disclosure on page 146 and your response to prior comment 2. Please revise to explain briefly why the number of B warrants is greater than the 1,550,000 units reflected on the prospectus cover page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Elton Satusky, Esq. - Wilson Sonsini Goodrich & Rosati